

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2011

<u>Via E-mail</u>
Edward W. Wilhelm, EVP, CFO
The Finish Line, Inc.
3308 N. Mitthoeffer Road
Indianapolis, Indiana 46235

> **Re:** **The Finish Line, Inc.**
> **Form 10-K for the Fiscal Year Ended February 27, 2010**
> **Filed May 6, 2010**
> **File No. 000-20184**

Dear Mr. Wilhelm:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director